

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2018

Marcelo Ribeiro
Chief Financial and Investor Relations Officer
NATIONAL STEEL CO
Av.Brigadeiro Faria Lima, 3400 - 20th floor
04538-132, Sao Paulo-SP, Brazil

> **Re: NATIONAL STEEL CO**
> **Form 20-F for the year ended December 31, 2017**
> **Filed on May 1, 2018**
> **File No. 001-14732**

Dear Mr. Ribeiro:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction